April 20, 2005


Mail Stop 0409

Kenneth S. Shifrin
Chief Executive Officer
American Physicians Service Group, Inc.
1301 Capital of Texas Highway, Suite C-300
Austin, Texas  78746

Re:	American Physicians Service Group, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      File No. 0-11453

Dear Mr. Shifrin:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Note 1 Summary of Significant Accounting Policies

(d) Revenue Recognition, page A-10
1. This note indicates that insurance services revenues related to management fees are recognized monthly as a percentage of the earned insurance premium of the managed company. The profit sharing component of the management services agreement is recognized when it is reasonably certain that the managed company will have an annual profit. Please clarify to us what is meant by the term "reasonably certain" and clarify to us the basis for this accounting policy. Refer to SAB 104 and EITF Topic D-96.

(n) Recently Issued Accounting Pronouncements, page A-15
2. This note indicates that the adoption of FIN 46R did not have a material effect on the financial statements because you do not consolidate any variable interest entities. Please clarify to us that as a result of the adoption of FIN 46R you evaluated your variable interest entities to determine whether or not the Company was the primary beneficiary and therefore whether or not it should be consolidating the variable interest entity. In addition, provide us with the changes you will make in future filings to your consolidation policy to clarify how you have considered consolidation relative to variable interest entities.

*  *  *  *

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Howard Efron, at (202) 824-5347 or me, at
(202)
942-1964 if you have questions regarding comments on the financial statements and related matters.



							Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant



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American Physicians Service Group, Inc.
April 20, 2005
Page 3